UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(441) 294-3309

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3: File No. 333-220346.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019	BROOKFIELD BUSINESS PARTNERS, L.P.,
by its general partner, BROOKFIELD BUSINESS
PARTNERS LIMITED

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

5.1	Opinion of Appleby (Bermuda) Limited, dated June 28, 2019, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated June 28, 2019, relating to tax matters.